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                              April 19, 2024

       Kent G. Townsend
       Chief Financial Officer
       Capitol Federal Financial, Inc.
       700 South Kansas Avenue
       Topeka, Kansas 66603

                                                        Re: Capitol Federal
Financial, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Response dated
March 29, 2024
                                                            File No. 001-34814

       Dear Kent G. Townsend:

              We have reviewed your March 29, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Average Balance Sheets, page 42

   1. We have reviewed your response to comment 1. In regards to your non-GAAP measures excluding the impact of
your leverage strategy, it is unclear as to how you concluded that this strategy does not
represent a recurring activity. In addition, it is unclear how you concluded that this
does not represent individually tailored accounting given that you are changing the
recognition of income, expenses and average assets, under GAAP, for a subset of your interest
earning assets and liabilities. Please further explain how you have determined that these
do not represent recurring activities nor individually tailored accounting, or
alternatively, remove the presentation of these non-GAAP measures from your future filings.
Refer to Questions 100.01 and 100.04 of the Division of Corporation
                                                        Finance   s Compliance
& Disclosure Interpretations on Non-GAAP Financial Measures
 Kent G. Townsend
Capitol Federal Financial, Inc.
April 19, 2024
Page 2
         and Rule 100(b) of Regulation G.
       Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameKent G. Townsend                      Sincerely,
Comapany NameCapitol Federal Financial, Inc.
                                                        Division of Corporation
Finance
April 19, 2024 Page 2                                   Office of Finance
FirstName LastName